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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44905

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/03__ AND ENDING __12/31/03__
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: English Concepts, Inc. dba PMA Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

27545 Diehl Road, Ste 100, Warrenville, IL 60555

(No. and Street)

Warrenville,	IL	60555
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael R English   630 393-9494

                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kirkby, Phelan & Assoc.,CPA,LLC

(Name – *if individual, state last, first, middle name*)

One Tiffany Pointe, Ste 300, Bloomingdale, IL 60108

(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECEIVED FEB 25 2004 WASH. D.C. 187 PROCESSING SECTION

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Michael R. English_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____English Concepts dba PMA Securities, Inc._____, as of _____December 31_____, 20_03_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

OFFICIAL SEAL
ELIZABETH A CUMMINGS
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:02/05/06

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CONTENTS

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and
  Stockholders of
ENGLISH CONCEPTS dba PMA SECURITIES, INC.
Warrenville, Illinois 60555

We have audited the accompanying balance sheets of ENGLISH CONCEPTS dba PMA SECURITIES, INC. as of December 31, 2003 and 2002, the related statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ENGLISH CONCEPTS dba PMA SECURITIES, INC. as of December 31, 2003 and 2002, and the results of its operations and its changes in cash flows for the year then ended, in conformity with generally accepted accounting principles of the United States of America.

Our audit was made for the purpose of forming an opinion on the basis of the financial statements taken as a whole. The accompanying information presented on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the examination of the basic financial statements and, accordingly, we do not express an opinion or any other form of assurance on them.

Kirkby, Phelan & Associates, CPA, LLC

Bloomingdale, Illinois
January 28, 2004

ENGLISH CONCEPTS dba PMA SECURITIES, INC.

BALANCE SHEET

DECEMBER 31, 2003 AND 2002

ASSETS

	2003	2002
CURRENT ASSETS		
Cash	$ 1,617,341	$ 1,008,107
Accounts Receivable	50,246	107,667
Prepaid Expenses	20,719	14,020
Investment in Securities, at Value (Note C)	273,273	239,968
Total Current Assets	1,961,579	1,369,762
OTHER ASSETS	5,000	5,000
TOTAL ASSETS	$ 1,966,579	$ 1,374,762

LIABILITIES AND STOCKHOLDERS' EQUITY

	2003	2002
CURRENT LIABILITIES		
Accounts Payable	$ 88	$ 2,483
Accrued Replacement Tax	10,027	4,665
Due to Related Party (Note F)	103,027	3,111
Deferred Compensation - Current Portion (Note E)	22,918	21,671
Total Current Liabilities	136,060	31,930
LONG-TERM LIABILITIES		
Deferred Compensation - Net of Current Portion (Note E)	642,761	665,679
Total Liabilities	778,821	697,609
STOCKHOLDERS' EQUITY		
Common Stock, No Par Value, Authorized 10,000 Shares, 1,565 Shares Issued and Outstanding	86,075	86,075
Retained Earnings	1,101,683	591,078
Total Stockholders' Equity	1,187,758	677,153
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,966,579	$ 1,374,762

See independent auditors' report and notes to the financial statements.

ENGLISH CONCEPTS dba PMA SECURITIES, INC.

STATEMENT OF INCOME AND RETAINED EARNINGS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
REVENUES		
Trading Revenue	$ 908,550	$ 1,295,526
Remarketing Revenue	368,876	81,922
	1,277,426	1,377,448
GENERAL AND ADMINISTRATIVE EXPENSES	504,047	967,646
INCOME FROM OPERATIONS	773,379	409,802
OTHER INCOME (EXPENSE)		
Dividends & Interest	15,002	11,883
Realized Gain/(Loss) on Sale of Investments	-	12
Unrealized Appreciation (Decline) of Investments	32,224	(41,734)
	47,226	(29,839)
EARNINGS BEFORE TAXES	820,605	379,963
INCOME TAX PROVISION (NOTE D)	-	-
NET INCOME	820,605	379,963
DIVIDENDS DECLARED	(310,000)	(65,000)
RETAINED EARNINGS, BEGINNING BALANCE	591,078	276,115
RETAINED EARNINGS, ENDING BALANCE	$ 1,101,683	$ 591,078

See independent auditors' report and notes to the financial statements.

-5-

ENGLISH CONCEPTS dba PMA SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Cash Flows from Operating Activities		
Net Income (Loss)	$ 820,605	$ 379,963
Add (Deduct) Items Not Affecting Cash		
Unrealized (Appreciation) Decline of Investments	(32,224)	41,734
(Increase) Decrease in Accounts Receivable	57,421	(107,549)
(Increase) Decrease in Prepaid Expenses	(6,699)	(2,108)
Increase (Decrease) in Accounts Payable	(2,395)	-
Increase (Decrease) in Accrued ReplacementTax	5,362	1,519
Increase (Decrease) in Due to Related Party	99,916	(425,485)
Increase (Decrease) in Deferred Compensation	(21,671)	108,146
	99,710	(383,743)
Net Cash Provided (Used) From Operating Activities	920,315	(3,780)
Cash Flows From Investing Activities		
Purchase of Investments	(1,081)	(75,987)
Net Cash Provided (Used) From Investing Activities	(1,081)	(75,987)
Cash Flows From Financing Activities		
Dividends Declared	(310,000)	(65,000)
Net Cash Provided (Used) From Financing Activities	(310,000)	(65,000)
Net Increase (Decrease) in Cash	609,234	(144,767)
Cash Balance, January 1	1,008,107	1,152,874
Cash Balance, December 31	$ 1,617,341	$ 1,008,107
Supplemental Information		
Interest Paid	$ -	$ -
Income Taxes Paid	$ 4,665	$ 3,146

See independent auditors' report and notes to the financial statements.

Note A - *Summary of Significant Accounting Policies*

Description of Business

The Company has been organized to provide government securities as investments to public-sector clients. In addition, the Firm will sell stocks and bonds for institutional activity through investment advisors and directly to public-sector clients to provide financial management services for personal and retirement funds.

Accounting Method

The financial statements are presented utilizing the accrual method of accounting, which recognizes revenue as earned and expenses as incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Corporation considers cash to be short-term, highly liquid investments that have maturities of three months or less.

Security Valuation

Investments in securities traded on a national securities exchange (or reported on the NASDAQ national market) are stated at the last reported sales price on the day of valuation.

Note B – *Concentrations of Credit Risk*

The Company maintains cash balances at several financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2003 and 2002 the Company's uninsured cash balances were $1,517,341 and $908,107, respectively.

Note C – *Investments*

The cost of these securities was $367,512 and $366,432 for the years ended December 31, 2003 and 2002.

Note D – *Income Taxes*

The Company elected to be treated as an "S" Corporation under the Internal Revenue Code, effective January 1, 1992. Accordingly, the current taxable income of the company is allocable to the shareholders, who are responsible for the payment of Federal and State income taxes thereon. The company is subject to a replacement tax that was $10,027 and $4,665 for the years ending December 31, 2003 and 2002, respectively.

Note E – *Deferred Compensation*

The Company agrees that from and after January 1, 1999 it will pay a shareholder the sum of $20,000 per calendar year for a period of twenty years. Such payments shall be payable in semi-monthly installments of $833.33 each on the 15th and last day of each calendar month starting January 15, 1999 and ending December 31, 2018.

The Company has also entered into an agreement with another shareholder in which the company agrees that from and after January 1, 2003, it will pay to the shareholder $40,000 per calendar year for a period of twenty years. Such payments shall be payable in semi-monthly installments of $1,666.67 each on the 15th and last day of each calendar month starting January 15, 2003 and ending December 31, 2022.

Maturities of deferred compensation for the years ended December 31 are as follows:

	2003	2002
2003	$ -	$ 21,671
2004	22,918	22,918
2005	24,236	24,236
2006	25,630	25,630
2007	27,104	27,104
2008	28,663	28,663
thereafter	537,128	537,128
	$ 665,679	$ 687,350

Note F – *Related Party Transactions*

The Company's payroll is paid by a related corporation, in which the shareholders of ENGLISH CONCEPTS dba PMA SECURITIES, INC. are also shareholders. The amount for payroll billed to the Company by the related corporation for the years ended December 31, 2003 and 2002 was $160,000 and $120,000, respectively. The Company also remitted a management fee to this same related company of $240,000 and $600,000 for the years ended December 31, 2003 and 2002, respectively.

Note G – *Employment Agreement*

The Company has also entered into an employment contract with a shareholder which started January 1, 1999, and ends December 31, 2003, and will compensate the shareholder for his services during such five-year period at an annual rate of $100,000, payable in monthly or more frequent installments.

Note H – *Net Capital*

No material differences exist from the Computation of Net Capital under Rule 15c3-1 in the Audit Report with the Company's most recent unaudited report filed. A copy of this report and the Statement of Financial Condition is currently available for inspection at the principal office of the Commission in Washington, D.C., and the regional office of the Commission for the region in which the Company has its place of business.

Note I – *Exemptions*

The Company is exempt from the Computation of Reserve Requirements pursuant to Rule 15c3-3, as well as Information Relating to Possession or Control Requirements under Rule 15c3-3. As of December 31, 2003, no facts came to our attention to indicate the exemption had not been complied with since the date of our last audit opinion, dated January 28, 2003, for the year ended December 31, 2002. There are also no material inadequacies in the accounting system and internal accounting controls which would (a) inhibit the Company from promptly completing securities transactions; (b) result in material financial loss; (c) result in material misstatements in the Company's financial statements; or (d) result in violations of the Commission's record keeping or financial responsibility rules.

SUPPLEMENTARY INFORMATION

ENGLISH CONCEPTS dba PMA SECURITIES, INC.

STATEMENT OF GENERAL & ADMINISTRATIVE EXPENSES

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Wages	$ 160,000	$ 120,000
Deferred Compensation	(21,671)	108,146
Payroll Taxes	1,450	1,450
Contractual Services	240,000	600,000
Regulatory Fees	15,993	11,057
Other Taxes & Licenses	1,519	1,220
Clearing Fees	12,607	20,810
Subscriptions	5,700	5,937
Telerate Services	40,374	34,742
Staff Development	7,834	4,654
Professional Fees	30,249	54,962
Telephone	(35)	3
State Replacement Tax	10,027	4,665
	$ 504,047	$ 967,646

See independent auditors' report and notes to the financial statements.

-11-

ENGLISH CONCEPTS dba PMA SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Stockholders' Equity, January 1	$ 677,153	$ 362,190
Revenues	1,292,428	1,389,343
Expenses	(504,047)	(967,646)
Unrealized Appreciation (Decline) on Investments	32,224	(41,734)
Dividends Declared	(310,000)	(65,000)
Stockholders' Equity, December 31	1,187,758	677,153
Non-Allowable Assets	80,271	35,028
Net Capital Before Haircuts	1,107,487	642,125
Normal Haircuts	40,496	35,500
Undue Concentration	-	-
	40,496	35,500
Net Capital	$ 1,066,991	$ 606,625
Required Net Capital	$ 100,000	$ 100,000

See independent auditors' report and notes to the financial statements.

-12-

Independent Auditors' Report on Internal Control

In planning and performing our audit of the financial statements and supplementary information of English Concepts dba PMA Securities, Inc. for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities and Exchange Commission ("Commission"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11).

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the second paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the second paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with the management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the second paragraph because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. The Company, because of its size and limited personnel, is unable to maintain an adequate separation of the various accounting functions. However, management informs us that there is close supervision of accounting records on a daily basis, thus offsetting the lack of separation of duties. In view of this supervision, we noted no matters involving the Company's internal control and its operation, including controls for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, NASD Regulation, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kirby, Phelan Associates, CPA, LLC

Bloomingdale, Illinois
January 28, 2004